Exhibit 99.1

Jinxin Technology Holding Company Announces Receipt of Nasdaq Notice

SHANGHAI, Feb. 2, 2026 /PRNewswire/ -- Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI), an innovative digital content service provider in China, today announced that it has received a written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 29, 2026, indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Deficiency Letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 28, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price of the Company’s ADSs is at least US$1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 28, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for additional time.

The Deficiency Letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform Namibox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

●	Namibox, the Company’s flagship learning app

●	Telecom and broadcast operators

●	Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com